SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A

                           FOR REGISTRATION OF CERTAIN
                              CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          UNION ACCEPTANCE CORPORATION
               (Exact name of registrant as specified in charter)

          INDIANA                                              35-1908796
(State of incorporation                                     (I.R.S. Employer
        or organization)                                  Identification Number)

                             250 N. Shadeland Avenue
                           Indianapolis, Indiana 46219
          (Address of principal executive offices, including zip code)



Securities to be registered pursuant to Section 12(b) of the Act:

                                 Not applicable.

If this Form relates to the  registration  of a class of securities  pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instructions A.(c), check the following box. [ ].

If this Form relates to the  registration  of a class of securities  pursuant to section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X].

Securities Act registration statement file number to which this form relates (if applicable): Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                              Title of each class
                                to be registered

                          Common Share Purchase Rights

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

         On November 13, 2001, the Board of Directors of Union Acceptance Corporation (the "Company") declared a dividend of one Common Share Purchase Right (a "Right" or "Rights") for each outstanding share of Common Stock, without par value (the "Common Shares"), of the Company. The dividend is payable on December 15, 2001 to the shareholders of record as of December 1, 2001 (the "Record Date"). If and when the Rights become exercisable, each Right will entitle the registered holder to purchase from the Company one share of Common Stock at a purchase price of $30.00 (the "Purchase Price"), although the price may be adjusted as described below. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Computershare Investor Services, LLC, as Rights Agent (the "Rights Agent").


TRADING AND DISTRIBUTION OF RIGHTS

         Initially, shareholders will not receive a separate certificate for the Rights. The Rights will be represented by the outstanding Common Share certificates with a copy of this Summary of Rights attached thereto and the Rights cannot be bought, sold or otherwise traded separately from the Common Shares. Certificates for Common Shares issued after the Record Date will carry a notation that indicates that Rights are attached to the Common Shares and that the terms of the Rights Agreement are incorporated therein.

         Separate certificates representing the Rights will be distributed as soon as practicable after the "Distribution Date," which is the earliest to occur of:

                  (1) 10 calendar days following a public announcement that a person or group of affiliated or associated persons (excluding certain related persons) (an "Acquiring Person") has (a) acquired beneficial ownership of 20% or more of the outstanding Common Shares or 20% or more of the combined voting power in the election of directors of the outstanding Common Shares or in the case of any beneficial owner of 20% of the Common Shares or 20% of the combined voting power in the election of directors of the Common Shares on the Record Date (excluding certain related persons) additional shares representing 1% of the outstanding Common Shares or 1% of the combined voting power in the election of directors of the outstanding Common Stock (b) become the beneficial owner of an amount of the outstanding Common Shares or combined voting power in the election of directors of the outstanding Common Shares (but not less than 10%) which the Board of Directors determines to be substantial and which ownership the Board of Directors determines is intended or may be reasonably anticipated, in general, to cause the Company to take actions determined by the Board of Directors to be not in the Company's best long-term interests (an "Adverse Person"), or

                  (2) 10 business days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 30% or more of such outstanding Common Shares or 30% or more of the combined voting power in the election of directors of such outstanding Common Shares.

         Until the Distribution Date (or earlier exchange, redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.


EXERCISABILITY AND EXPIRATION

         The holders of the Rights are not required to take any action until the Rights become exercisable. As described above, the Rights are not exercisable until the Distribution Date. Holders of the Rights will be notified that the Rights have become exercisable when the Rights Agent mails the Rights Certificates. The Rights will expire on November 12, 2011 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.


ADJUSTMENTS

         In order to protect the value of the Rights to the holders, the Purchase Price payable and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (2) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price less than the then current market price of Common Shares, or (3) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants, other than those referred to above.

         These adjustments are called anti-dilution provisions and are intended to ensure that a holder of Rights will not be adversely affected by the occurrence of such events. With certain exceptions, the Company is not required to adjust the Purchase Price until cumulative adjustments require a change of at least 1% in the Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.


FLIP-OVER EVENTS AND FLIP-IN EVENTS

         In the event that (1) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, or (2) any person consolidates or merges with the Company and all or part of the Company's Common Shares are exchanged for securities, cash or property of any other person, or (3) 50% or more of the Company's consolidated assets or earning power are sold (collectively, "Flip-Over Events"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that (1) an Acquiring Person engages in certain self-dealing transactions, or (2) a person is declared an Adverse Person by the Board of Directors of the Company, or (3) a person (other than certain related persons) acquires 20% or more of the outstanding Common Shares or 20% or more of the combined voting power in the election of directors of the Common Shares (collectively, "Flip-In Events"), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.


EXCHANGE OPTION

         At any time after a person becomes an Acquiring Person, and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares or 50% of the combined voting power in the election of directors of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).


REDEMPTION

         At any time prior to the tenth calendar day following the date of a public announcement that a person or group has become an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         If the Board of Directors' ability to redeem the Rights pursuant to the Rights Agreement has expired because a person or group has become an Acquiring Person, but a Flip-Over Event or certain Flip-In Events have not yet occurred, the redemption right will be reinstated if the Acquiring Person disposes of a sufficient number of the Company's Common Shares so that such person then owns only 10% or less of the outstanding Company's Common Shares and 10% or less of the combined voting power in the election of directors of the outstanding Company's Common Shares and if certain other conditions are met.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement is available to Shareholders from the Company at no charge upon written request. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by this reference.

Item 2.  Exhibits.

         4.1 Rights Agreement dated as of November 13, 2001 between Union Acceptance Corporation and Computershare Investor Services, LLC, as Rights Agent

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                        UNION ACCEPTANCE CORPORATION


                                   By:  /s/ Rick A. Brown
                                        ----------------------------------------
                                        Rick A. Brown
                                        Vice President, Chief Financial Officer
                                              and Treasurer





Dated: December 4, 2001